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                           March 5, 2021

       David House
       Associate General Counsel
       AEP Texas Inc.
       1 Riverside Plaza
       Columbus, Ohio 43215

                                                        Re: AEP Texas Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 26,
2021
                                                            File No. 333-253585

       Dear Mr. House:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation